TSX, NYSE: AKG

ASANKO GOLD MINE READY FOR COMMISSIONING

Highlights:

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Phase 1 construction in final stages, with hot commissioning commencing in December 2015.

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First gold expected in January 2016, more than a month ahead of schedule.

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Mining early extensions of main Nkran ore zones, with pre-strip nearing completion.

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Tailings storage facility complete and final inspections underway.

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Power line to site complete, commissioned and supplying power for commissioning.

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Project on budget with US$198 million of the US$295 million capital cost spent.

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Fully financed with cash balance of US$159m and US$20m undrawn debt facility.

Vancouver, British Columbia, November 16, 2015 – Asanko Gold Inc. (“Asanko” or the “Company”) (TSX, NYSE MKT: AKG) is pleased to provide a construction update on Phase 1 of the Asanko Gold Mine (“AGM” or the “Project”) in Ghana, which has been under construction since August 2014 and is now preparing for hot commissioning in December 2015.  This news release should be read in conjunction with the Q3 2015 financial statements and MD&A available on the Company’s website and filed on SEDAR.  Phase 1 is a low cost, long life mine that will produce an average of 190,000 ounces of gold per annum at steady state over 12 years.  The latest videos and photographs are available at http://www.asanko.com/projects/photo-gallery.

Peter Breese, President and CEO, commented: “The Project team and our main contractors have done a remarkable job in executing the Phase 1 build, with construction over a month ahead of schedule and the capital cost on budget.

Full mining operations commenced back in January with a focus on the pre-strip of the main Nkran pit. This operation has advanced in line with our plans and we have now commenced mining a combination of peripherals and early extensions of the main Nkran ore zones.  We anticipate having around 250,000 tonnes of ore on stockpile by the end of November.  With mining operations having achieved long-term, steady-state production levels back in August, we have de-risked this element of Phase 1.

We are ready to start hot commissioning the entire processing plant during December 2015.  With both the gravity and CIL circuits ready to run in tandem, we expect to produce first gold during January 2016 and ramp-up to steady-state production in Q2 2016.

With a funding buffer of approximately US$40 million, we remain confident of our ability to reach commercial production and generate positive cash flows in Q2 2016.”

Mining

Mining of the Nkran Pit, the main mineral resource for Phase 1, has continued at rates above long term steady-state mining rates.  Mining operations are now entirely in fresh rock with the drill-blast-load-haul cycle fully operational.

As at November 8, 2015, the contractor has mined 16.6 million tonnes (“Mt”) from the pit, and the pre-strip is nearly complete.  To date, approximately 99,000 tonnes of ore at a grade of 1.69 g/t gold have been stockpiled ahead of the processing plant. The ore mined to date has been mostly from Inferred Resources that are located peripheral to the main orebody, and have been exposed as the mining pushback has advanced.

Mineralized extensions to the main Nkran orebody were intercepted in late October, opening up two significant mining faces, which have been drilled for grade-control.  An additional 150,000 tonnes of ore is expected to be mined during November, bringing the stockpile to approximately 250,000 tonnes of ore ahead of commissioning.  Initial grade control drilling results are being reconciled back to the resource model.

Grade control drilling has progressed during the pre-stripping operation, and during September evaluated zones of Inferred Mineral Resources that were encountered.  The grade control model is now fully integrated with the resource model and is now being used as the basis of ore delineation and the selective ore mining methodology.  With the Nkran pit now fully commissioned, producing at above design capacity and effectively utilizing all the control methodologies, including grade control drilling, sample preparation and analysis, reserve model compilation, ore delineation, bench production planning and ultimately selective ore mining, the Project has taken a significant step forward in de-risking project production by removing mining as a commissioning risk.

De-watering of the pit has essentially been completed and is no longer critical for access to the orebody.  The pit is expected to be empty in November.

Construction

The primary crusher, overland conveyor, stockpile tunnel and mill feed conveyors have been completed and the process of vendor commissioning is now underway.  Hot commissioning of the crusher is expected to take place in early December.

The two grinding mills are now fully erected with trommel screens installed and alignment of the mills underway. The mill classification, screening and gravity concentration equipment is all mechanically installed along with the intense cyanide leach reactor and dedicated elution column.  Piping throughout the circuit is underway and on the critical path to Project completion.  Piping contractors are now working 24 hours a day, 7 days a week.

The carbon-in-leach (“CIL”) circuit is mechanically complete with all seven tanks fully erected, including installation of the agitators and inter-stage carbon screens.  The pre-leach thickener is also mechanically complete with the thickener rake mechanism and feed well installed.  The carbon stripping and elution equipment has been installed.  The gold room is also mechanically complete with the electrowinning circuit, doré furnace and gold safe all installed.

The reagents preparation area is essentially complete, with vendor commissioning planned this month.  All other ancillary services, such as change house, workshop, raw water dam and pollution control dam are nearing completion.

The Tailings Storage Facility (“TSF”) is complete and was inspected by an independent third party in October.  The final inspection report has been delivered to the Environmental Protection Agency (“EPA”) and the Company expects to receive confirmation that all conditions of the permit have been met and the TSF is ready to accept tailings following a final inspection by the EPA in November.  The tailings pipeline and return water system are well under construction and due for completion in November.  During the short rainy season in

October, sufficient water was captured in the TSF for start-up and commissioning of the process plant.

Electrical & Instrumentation in all areas is underway and also on the critical path for completion of the Project.  Contractors are now working 24 hours per day, 7 days a week in these key areas.  The motor control centres (“MCC”) in the processing facility were assembled overseas and shipped in containers to site.  Installation and wiring of the MCC’s is 50% complete, with the critical MCC for the milling operations 80% complete.  Associated low voltage transformers and bays are being installed and will be ready to energize in November.

Power Supply Update

In June 2015 Asanko signed a life of mine Power Purchase Agreement (“PPA”) with the independent power producer Genser Energy Ghana Limited (“Genser”).  Under the PPA, Genser committed to deliver temporary power to the Project by November 1, 2015 and build a permanent dedicated plant by May 1, 2016.  Genser has been unable to meet the deadline for providing temporary power to the Project. Genser and Asanko are in discussions to resolve the issue and Asanko has reserved all its rights in connection with the matter.

The 30km long, 161kV power line connecting the Project site to the national power grid at the Asawinso substation was completed in November, along with the 161/11kV substation at site.  The line is now energized and ready to deliver power to the Project site for commissioning. The Company plans to receive power from the state authority at rates materially in line with the Definitive Project Plan.

In addition, the Company is in the process of installing 20 megawatts of diesel generator capacity at site as a 100% redundant back-up supply of power.  The back-up power will be fully operational by early December.

Ramp-up and Commissioning

The entire processing facility is expected to be ready for commissioning during December 2015. Commissioning will commence on stockpiled ore.  As over 40% of the gold is expected to be recovered from the gravity gold circuit, gold will be electrowon and poured to doré approximately 14 days after ore is fed to the mills.  Approximately 7,000 ounces of gold will be locked-up in the CIL circuit as the carbon becomes fully loaded.  Mill feed rates and gold recoveries are expected to ramp-up to steady-state levels over the first quarter of operations with commercial production expected in Q2 2016.

The Company has been focusing on business readiness for the past several months ahead of the hand-over of the process plant from the EPCM contractor, DRA Global to Asanko.  Recruitment is now nearing completion with training of operators and trades personnel well underway.  Standard operating procedures and management operating systems have been fully developed and are being implemented on site.

Health and Safety

The Company has fully implemented its health and safety policies and protocols in preparation for the processing plant hand-over, including implementation of the recommendations following the fatal mining accident that occurred in the pit with the mining contractor in June 2015. The mining contractor’s health and safety protocols have now been completely integrated and aligned with those of the Company.

The Asanko Gold Mine continues to have a strong safety record with over 7.5 million man hours worked since the last Lost Time Injury, which occurred in July 2012.  As part of this record, the EPCM contractor, DRA Global, and its sub-contractors have achieved an impressive 3.7 million man hours on the Project without a Lost Time Injury.

Capital Cost

As at September 30, 2015, the Company had incurred capital costs and has contractual obligations and open purchase orders totaling US$278 million, of which approximately US$198 million has been paid or invoiced. With nearly all of the capital expenditure now committed, the Project is expected to be completed within the US$295 million capital expenditure budget.

Funding

The Company has fully drawn its project debt facility of US$130 million. There are no gold price related covenants on the loan, no hedging and no sweep of excess free cash. The first quarterly payment of approximately US$8 million is due on July 1, 2016.  The first five quarterly payments are 4% of principal plus interest, with the remaining ten payments at 8% of principal plus interest. The Company can also elect to repay the loan early with no penalties.

The Company believes it is fully funded for Phase 1 through to the commencement of commercial production with US$159million in cash on-hand, as at September 30, 2015 and an undrawn US$20 million cost-overrun facility for total available funding of US$179 million. The Company expects to generate positive cash flows in Q2 2016. The remaining use of funds (including commissioning and start-up costs) is US$140 million, resulting in a current funding buffer of approximately US$40 million.

Enquiries:

For further information please visit: www.asanko.com, email: info@asanko.com or contact:

Alex Buck - Manager, Investor and Media Relations

Toll-Free (N.America): 1-855-246-7341

Telephone: +44-7932-740-452

Email: alex.buck@asanko.com

Wayne Drier - Executive, Corporate Development

Telephone: +1-778-729-0614

Email: wayne.drier@asanko.com

About Asanko Gold Inc.

Asanko’s vision is to become a mid-tier gold mining company that maximizes value for all its stakeholders. The Company’s flagship project is the multi-million ounce Asanko Gold Mine located in Ghana, West Africa.  The mine is being developed in phases. Construction of Phase 1 is nearing completion and first gold is expected in early Q1 2016, with steady state production of 190,000 ounces per annum in Q2 2016.

Asanko is managed by highly skilled and successful technical, operational and financial professionals. The Company is strongly committed to the highest standards for environmental management, social responsibility, and health and safety for its employees and neighbouring communities.

Forward-Looking and other Cautionary Information

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address estimated resource quantities, grades and contained metals, possible future mining, exploration and development activities, are forward-looking statements. Although the Company believes the forward-looking statements are based on reasonable assumptions, such statements should not be in any way construed as guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices for metals, the conclusions of detailed feasibility and technical analyses, the timely renewal of key permits, lower than expected grades and quantities of resources, mining rates and recovery rates and the lack of availability of necessary capital, which may not be available to the Company on terms acceptable to it or at all. The Company is subject to the specific risks inherent in the mining business as well as general economic and business conditions. For more information on the Company, Investors should review the Company's annual Form 20-F filing with the United States Securities Commission and its home jurisdiction filings that are available at www.sedar.com.

Neither Toronto Stock Exchange nor the Investment Industry Regulatory Organization of Canada accepts responsibility for the adequacy or accuracy of this release.

Cautionary Note to U.S. Investors Regarding Mineral Reporting Standards:

Asanko has prepared its disclosure in accordance with the requirements of securities laws in effect in Canada, which differ from the requirements of US securities laws. Terms relating to mineral resources in this press release are defined in accordance with National Instrument 43-101 - Standards of Disclosure for Mineral Projects under the guidelines set out in the Canadian Institute of Mining, Metallurgy, and Petroleum Standards on Mineral Resources and Mineral Reserves.  The Securities and Exchange Commission (the “SEC”) permits mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce.  Asanko uses certain terms, such as, “measured mineral resources”, “indicated mineral resources”, “inferred mineral resources” and “probable mineral reserves”, that the SEC does not recognize (these terms may be used in this press release and are included in the public filings of Asanko which have been filed with securities commissions or similar authorities in Canada).